Exhibit 99.1

August 1, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015, we wish to inform that Mr. N Vaghul, Independent Director and Dr. Ashok S Ganguly, Independent Director, have retired from Company’s Board of Directors, effective July 31, 2019, after the cessation of their tenure pursuant to Section 149 (11) of Companies Act, 2013.

This is for your information and records.

The above document is also available at the Company’s website www.wipro.com.

Thanking You,

For WIPRO LIMITED

M Sanaulla Khan
Company Secretary